SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Argentine Securities Commission dated October 14, 2025

Buenos Aires, October 14, 2025

Messrs.

Comisión Nacional de Valores (“CNV”)

25 de Mayo 175

Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

Buenos Aires

A3 Mercados S.A. (“A3 Mercados”)

Maipú 1210

Buenos Aires

Ref.: Acquisition of Company’s Own Shares

Dear Sirs,

The purpose of this letter is to comply with the Rules of the National Securities Commission and the corresponding ByMA and A3 Mercados.

We refer to our previous communication dated October 9, 2025 on the subject of reference. In that sense, we hereby inform that today, October 14, 2025, YPF S.A. (the “Company”) acquired a total of 343,654 of its Class D ordinary shares, with a nominal value of AR$10.00 per share and entitled to one vote each, on the ByMA, at an average price of AR$40,832.702718 per share, for a total amount of AR$14,032,321,620.

Below, we report on the details of the purchases of Class D shares, which comprise the aforementioned amount:

Date	Number of ordinary shares	Gross amount in AR$	Average price in AR$
10/14/2025	343,654	14,032,321,620	40,832.702718

Finally, we hereby inform that: (i) the acquisitions made respected the daily limit for transactions in the market of up to 25% of the average daily trading volume of the stock, in the prior 90 business day period, jointly in the markets it is traded; and (ii) after aforementioned operation carried out on October 14, 2025, the Company has concluded the process of acquiring its own shares which was approved by the Board of Directors, as duly informed.

Yours faithfully,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: October 14, 2025	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer